EXHIBIT 21
List of Subsidiaries

Name	Jurisdiction of Incorporation	Ownership

Stratos Lightwave LLC	Delaware	100%
Stratos Lightwave Florida, Inc.	Delaware	100%
Stratos Limited	United Kingdom	100%
Sterling Holding Company	Delaware	100%
Trompeter Electronics, Inc.	Delaware	100%
Semflex, Inc.	Delaware	100%